UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 11-K	☐ Form N-SAR

☐ Form 20-F	☑ Form 10-Q

For Period Ended:	March 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

Service Corporation International

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)

1929 Allen Parkway

City, State and Zip Code

Houston, Texas 77019

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The reason for the delay is related to the Company’s ongoing project to verify its cemetery preneed backlog records. The Company commenced a project in 2004 to physically examine approximately 3.6 million individual cemetery contract items to determine whether merchandise and services previously sold had been delivered. When the Company filed its 2004 Form 10-K, approximately forty-six percent of the cemetery contract items had been reviewed.

The Company completed its verification project of the remaining fifty-four percent of the cemetery contract items in early May 2005. As a result, the Company is delaying its filing of its Form 10-Q in order to complete the review of the final results of the project, to record the financial impacts, if any, and to finalize its quarterly report on Form 10-Q for the period ended March 31, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric D. Tanzberger	(713)	522-5141

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required the under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Effective January 1, 2005, the Company changed its method of accounting for direct selling costs related to the acquisition of preneed funeral and preneed cemetery contracts. Prior to this change, the Company deferred such direct selling costs. Under the new method of accounting, the Company expenses these direct selling costs as incurred. As of January 1, 2005, the Company recorded a cumulative effect of $187.5 million net of tax of $117.4 million (pre tax amount of $304.9 million). This amount represents the cumulative balance of deferred selling costs recorded on the Company’s consolidated balance sheet in Deferred charges and other assets as of December 31, 2004.

Service Corporation International
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2005	By	/s/ Eric D. Tanzberger
Name: Eric D. Tanzberger
Title: Vice President and Corporate Controller